OFA Group

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

VIA EDGAR

November 21, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer
Joel Parker
Jenna Hough
Erin Jaskot

Re:	OFA Group
Draft Registration Statement on Form F-1
Submitted September 27, 2024
CIK No. 0002036307

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 25, 2024, regarding the Company’s Draft Registration Statement on Form F-1 submitted to the Commission on September 27, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised draft registration statement (the “Draft Registration Statement”) with this response letter.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that you believe there are significant legal and operational risks associated with being based in or having the majority of operations in Hong Kong. Please revise to disclose that there are significant legal and operational risks associated with being based in or having the majority of operations in Hong Kong, and that the legal and operational risks that would be associated with having operations in China also apply to your operations in Hong Kong. Also provide a cross reference to individual risk factors associated with your corporate structure.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the Draft Registration Statement.

2.	Please revise to discuss the applicable laws and regulations in Hong Kong, such as enforceability of civil liabilities in Hong Kong and China’s Enterprise Tax Law. Disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the Draft Registration Statement.

Our Corporate History and Structure, page 1

3.	Please revise to clarify which entity investors are purchasing an interest in, and to discuss the uncertainties regarding your corporate structure.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1, 2 and 39 of the Draft Registration Statement.

Risks Related to Doing Business in Hong Kong, page 3

4.	In your summary of risk factors relating to doing business in Hong Kong, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China and how that relates to your operations in Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For each summary risk factor, provide a cross-reference to the relevant individual detailed risk factor.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 3 and 18 of the Draft Registration Statement.

Implications of Being a Holding Company, page 4

5.	We note your disclosure regarding the transfer of cash throughout your organization. Please revise to quantify dividends or distributions made to U.S. investors, the source, and their tax consequences, and if there have been none, please affirmatively state so. Also revise to provide cross-references to the consolidated financial statements.

Response: In response to the Staff’s comment, we have revised the disclosures on page 4 of the Draft Registration Statement.

Recent Regulatory Development in the PRC, page 6

6.	We note your disclosure that it is the view of your Hong Kong legal counsel that you, as an exempted company incorporated under the laws of the Cayman Islands, are not required under any Hong Kong statutory or legal requirements to obtain permissions or pre-approvals from any Hong Kong authorities in connection with your proposed issuance of ordinary shares to foreign investors or listing on the Nasdaq. As this statement covers only your Cayman Islands entity and speaks only to offering securities to foreign investors, please expand the disclosure to address your operating subsidiary in Hong Kong as well as any permissions or approvals necessary to operate your business. In this regard, please disclose each permission or approval that you or your subsidiary are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please state whether you have relied on the opinion of counsel as the basis for your conclusions, and, if so, name counsel and state that it is counsel’s opinion, and file the consent of counsel as an exhibit.

Response: In response to the Staff’s comment, we have revised the disclosures on page 9 of the Draft Registration Statement.

7.	You state here and elsewhere in the registration statement that you believe you are not subject to permission requirements from the PRC authorities, including the CRSC and CAC, to approve your operations and offer your securities to foreign investors. Please revise to address both you and your operating subsidiary, and ensure that your operating subsidiary is covered in related disclosure throughout where you discuss the application of the CRSC and CAC permissions and approvals. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you or your subsidiary do not need any permissions and approvals from PRC authorities to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. If you did rely on the opinion of counsel, please name counsel here and file the consent of counsel as an exhibit.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 8 and 9, and the exhibit index on page II-6 of the Draft Registration Statement. We have engaged Beijing Yingke Law Firm Shenzhen Office as our PRC counsel, and will file the consent of PRC counsel upon filing of the Draft Registration Statement publicly.

Risk Factors, page 12

8.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities.

Response: In response to the Staff’s comment, we have revised the disclosures on page 18 of the Draft Registration Statement.

9.	Given that the growth of your business appears to be dependent upon your use of artificial intelligence and machine learning, please provide a risk factor that substantially elaborates upon the risks artificial intelligence entails, such as risks to your operations, including loss of revenues, reputation and brand if the output from your solutions is deemed to be inaccurate or questionable.

Response: In response to the Staff’s comment, we have revised the disclosures on page 13 of the Draft Registration Statement.

Continuing inflation, rising or continued high interest rates…,page 15

10.	You note that the effect of inflation on your financial condition over the past few years has been generally minor. However, your disclosure on page 42 indicates that your revenues decreased 51.73% year over year largely due to the economic recession in Hong Kong resulting from increased inflationary pressures. Given the apparent impact of inflation on your results of operations, please update your risk factor to specifically identify the types of inflationary pressures you are facing and the specific impacts on your business and results of operations. Also identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: In response to the Staff’s comment, we have revised the disclosures on page 14 of the Draft Registration Statement.

We depend on a few major customers…, page 17

11.	You disclose that three major customers account for a significant portion of your revenue. To the extent that any of these customers are material to your financial condition, please identify these customers and provide enough detail so that investors understand your independence on such customers.

Response: In response to the Staff’s comment, we have revised the disclosures on page 16 of the Draft Registration Statement.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings…, page 23

12.	Please revise to explain how the greater oversight by the CAC impacts your business and your offering and to what extent you believe you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we have revised the disclosures on page 22 of the Draft Registration Statement.

Enforceability of Civil Liabilities, page 38

13.	Please revise this section to disclose the identity(ies) of the director(s) located in Hong Kong, and include a discussion regarding if and how an investor can enforce judgements/liabilities against these individuals, and include a risk factor discussing these risks.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 29, 37 and 38 of the Draft Registration Statement.

Business, page 50

14.	We note your disclosure here and throughout the prospectus regarding your intended use of AI, and how you are committed to “revolutionizing” the architecture industry by integrating AI technology. Please provide your definition of “artificial intelligence” in the context of your business and explain how it is used in your business and whether it differs from simple algorithmic code that automates processes. Explain whether your use of Houzz’s advanced AI tools is unique to your business or if it is available to any company which subscribes to such AI tools. Please also explain how you will monetize the use of AI and offer a subscription-based model for AI tools, as it appears that the use of Houzz’s AI application is for your internal use, including use by your designers and contractors. Clarify whether you currently use AI tools in your business and to what extent. If they are not part of your current business, disclose when you plan to incorporate Houzz AI or any other AI into your business. In this regard, clarify your statement on page 55 that you “will develop” your own AI-driven platform “launched in July 2024,” as it is unclear if you have launched, or instead expect to develop and launch, such a platform. Please also provide support and/or examples for how you will “revolutionize” the industry by integrating AI technology. Make conforming revisions throughout the prospectus, as appropriate.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1 and 49 of the Draft Registration Statement.

15.	We note the discussion of your use of Houzz and that you are in the early stages of collaborating with Houzz to co-develop a localized tailored version for the Chinese market. Please provide a more detailed discussion regarding the nature of the collaboration with Houzz and the current status of the collaboration. State affirmatively if there are any agreements with Houzz in place relating to the collaboration. If so, disclose the material terms of such agreement(s), including the obligations of both your and Houzz under the agreement(s) and file the agreement(s) as an exhibit(s) to the registration statement, or tell us why you do not believe you are required to do so. Please also disclose the nature of your expected involvement in the platform once the Chinese version developed.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1 and 49 of the Draft Registration Statement.

Our Industry, page 51

16.	Where you discuss the market size of the interior design and architectural services industry, please disclose your market share in this industry, if known.

Response: In response to the Staff’s comment regarding our market share in the interior design and architectural services industry, we respectfully advise the Staff that we are unable to determine our specific market share with reasonable accuracy. The interior design and architectural services industry is highly fragmented with numerous participants ranging from individual practitioners to large multinational firms operating across various market segments and geographic regions. Given the size and scope of the global market, which was valued at US$45.1 billion for interior design services and US$359.9 billion for architectural services in 2022, we estimate our market share to be less than 0.1% of the global market. The industry is characterized by thousands of firms worldwide, and no single firm dominates the market. We have revised our disclosure on pages 50 and 51 of the Draft Registration Statement to clarify the fragmented nature of the market and our position as one of many market participants.

Strong Relationships and High Client Satisfaction, page 54

17.	You disclose that you currently have 50 long-term and return customers generating approximately $10 million in annual revenue. Please explain given that your annual revenue for both 2023 and 2024 is significantly less than $10 million.

Response: In response to the Staff’s comment, we have revised the disclosures on page 53 of the Draft Registration Statement.

Our Strategies, page 55

18.	Where you discuss your use of a third party AI tool for design and project management, please identify the tool.

Response: In response to the Staff’s comment, we have revised the disclosures on page 54 of the Draft Registration Statement.

Regulation, page 66

19.	Please revise here, and elsewhere as appropriate, to discuss the current state of artificial intelligence regulation within all of your current markets, the potential for new laws or rules, and the known or projected impact of such regulation upon your operations. Also include an applicable risk factor discussion.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 23 and 69 of the Draft Registration Statement.

20.	Revise to disclose the material effects the various government regulations you discuss here have on your business. See Item 4.B.8 of Form 20-F.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 65 - 69 of the Draft Registration Statement.

Revenue Recognition, page F-13

21.	Please tell us how you considered providing disaggregated revenue disclosure pursuant to ASC 606-10-50-5 and revenue information about your products required by ASC 280-10-50-40 or revise accordingly.

Response: In response to the Staff’s comment, we have revised the disclosures on pages F-15 and F-25 of the Draft Registration Statement.

Note 8. Lease, page F-21

22.	Please disclose the components if your lease expense and cash paid for amounts included in the measurement of lease liabilities. Refer to ACS 842-20-50-4

Response: In response to the Staff’s comment, we have revised the disclosures on page F-22 of the Draft Registration Statement.

General

23.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company confirms that neither the Company nor anyone authorized by the Company has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act.

24.	You disclose on the registration statement cover page that the prospectus also relates to the public offering of an aggregate of 1,900,000 ordinary shares which may be sold from time to time by the selling shareholders named in the prospectus. Given that the securities offered in your primary and resale offerings are being offered pursuant to two different plans of distribution and at different pricing please tell us why you are including the resale offering in the same prospectus as your underwritten primary offering rather than as two, separate prospectuses within the same registration statement. Please also advise us as to how you will inform investors whether they will be investing in the primary offering by the company, in which case the company would receive the proceeds, or in the resale offering.

Response: In response to the Staff’s comment, we have separated the primary offering prospectus and resale offering prospectus in the Draft Registration Statement.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Larry Wong
Name:	Larry Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.